July 28, 2023
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Joseph Cascarano
Robert S. Littlepage
Re:     NantHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed April 14, 2023
File No. 001-37792
Dear Joseph Cascarano and Robert Littlepage:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to NantHealth, Inc. (the “Company”) dated July 14, 2023 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022, filed on April 14, 2023 (the “Form 10-K”).
In this letter, the comments from the Staff are recited in italicized, bold type and our responses follow each comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K. References to “we”, “our”, or “us” mean the Company.
Form 10-K for the Fiscal Year Ended December 31, 2022

Note 8, Goodwill, page 117

1.In light of the significant decline of your market capitalization, please tell us the factors you considered when determining goodwill is not impaired. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why your quantitative analysis did not result in an impairment given your net losses, negative cash flows, and stockholders’ deficit. Tell us and consider disclosing the percentages by which the estimated fair value exceed the carrying value at the date of the your impairment test. Lastly, tell us if you performed interim impairment testing during the three months ended March 31, 2023.

Response:
As of October 1, 2022 and through March 31, 2023 the Company has one reporting unit which has a negative carrying value.
On January 26, 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairments by eliminating Step 2 from the goodwill impairment test. Instead, if “the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.” The Company early adopted this ASU in the fourth quarter of 2019.
Paragraph BC35 of ASU 2017-04 notes that prior to adopting the standard, an entity was required to perform a qualitative assessment to determine whether it was more likely than not that goodwill was impaired for any reporting unit with a zero or negative carrying amount of net assets. If impairment was indicated by the qualitative assessment, an entity would perform a quantitative impairment test for that reporting unit to determine the existence and amount of any impairment based on the difference between the carrying amount of goodwill and the implied fair value of goodwill (Step 2 of the goodwill impairment test prior to the adoption of ASU 2017-04). Per paragraph BC41 of ASU 2017-04, the Board felt that qualitative assessments in the current guidance for reporting units with zero or negative carrying value is irrelevant because it relies on concepts of goodwill impairment that are included in step 2 of the two-step goodwill impairment test, which was being removed. Based on this guidance no additional qualitative analysis was considered appropriate after it was determined fair value exceeds carrying value. In paragraph BC36 of ASU 2017-04, the Board acknowledges that because the amount of goodwill impairment is calculated under the new guidance based on the excess of the carrying value of a reporting unit to its fair value, a reporting unit with a zero or negative carrying value likely will not have an impairment.
Instead of providing additional guidance for calculating impairment in these instances, the Board decided to require an entity to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. Because the Company has one reporting unit all goodwill is allocated to that reporting unit and the Company has made the following disclosure in Note 8 of its consolidated financial statements “The Company’s single reporting unit had a negative carrying value therefore the Company did not record any goodwill impairments in either 2022 or 2021.”.
The Company has consistently utilized the equity premise to establish fair value, which is defined as the market capitalization (# shares outstanding x share price). Under ASU 2017-04, if the equity premise is used for a reporting unit with a negative carrying amount, the reporting unit cannot have an impairment since the reporting unit’s fair value will always be greater than it’s carrying value.
No additional impairment test or analysis was performed as of March 31, 2023 because the carrying value of our reporting unit continued to be negative.

* * * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience.
Sincerely,
NantHealth, Inc.
/s/ Bob Petrou
Bob Petrou, Chief Financial Officer
cc: Bill Taggart, NantHealth, Inc.
    Thomas E. Hornish, Wilson Sonsini Goodrich & Rosati, P.C.
Savir S. Punia, Wilson Sonsini Goodrich & Rosati, P.C.